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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HORIZON ACQUISITION, INC.
                             DOREL INDUSTRIES INC.
                                    (BIDDER)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  03070M 10 0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                MARTIN SCHWARTZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             DOREL INDUSTRIES INC.
                      4750 BOULEVARD DES GRANDES PRAIRIES
                          ST. LEONARD, QUEBEC, CANADA
                                    H1R 2A3
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                              BRUCE CZACHOR, ESQ.
                              SHEARMAN & STERLING
                        SUITE 4405, COMMERCE COURT WEST
                                 199 BAY STREET
                            TORONTO, ONTARIO, CANADA
                                    M5L 1E8
                           TELEPHONE: (416) 360-8484

                                 MARCH 27, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE
================================================================================

        TRANSACTION VALUATION                               AMOUNT OF FILING FEE
        ---------------------                               --------------------
           $42,248,700(1)                                         $8,450.00

(1) Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 4,349,606 shares of Ameriwood Industries International Corporation common stock, including the associated common share purchase rights ("Shares"), which are outstanding at $9.625 per Share, and 176,625 Shares which are subject to outstanding options, at $9.625 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
  FORM OR REGISTRATION NO.: NOT APPLICABLE.
  FILING PARTY: NOT APPLICABLE.
  DATE FILED: NOT APPLICABLE.
================================================================================
Page 1 of 10 Pages                                      Exhibit Index on Page 10

                             SCHEDULE 14D-1 AND 13D

---------------------                               -----------------------
CUSIP NO. 03070M 10 0                                  PAGE 2 OF 10 PAGES
---------------------                               -----------------------

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1        NAME OF REPORTING PERSONS: DOREL INDUSTRIES INC.
         I.R.S. IDENTIFICATION NUMBER: N/A
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [ ]
                                                                  (B) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS:
         BK
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) or 2(E):                              [ ]
---------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         PROVINCE OF QUEBEC, CANADA
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7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:
         *
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8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES:                                              [ ]
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9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
         5.88%*
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10       TYPE OF REPORTING PERSON:
         HC AND CO
---------------------------------------------------------------------------

---------------
* On March 27, 1998, Dorel Industries Inc., a Quebec, Canada corporation ("Parent"), and Horizon Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into Tender and Option Agreements (the "Tender Agreements") with each of Neil L. Diver, Chairman of the Board of Directors of Ameriwood Industries International Corporation (the "Company"), and Kevin K. Coyne and Edwin Wachtel, each a member of the Board of Directors of the Company (collectively, the "Director Shareholders"), who own of record an aggregate of 255,717 shares, or approximately 5.88% of the shares of Common Stock of the Company outstanding on March 27, 1998, pursuant to which the Director Shareholders agreed, among other things and upon the terms and conditions set forth therein, to tender such shares in the Offer (as defined herein), to grant an option on such shares at the Offer Price (as defined herein) to the Purchaser, to vote such shares in the manner specified in the Tender Agreements with respect to certain matters and to appoint Parent as the Director Shareholders' proxy to vote such shares in certain circumstances. The Tender Agreements are described more fully in Section 11 of the Offer to Purchase dated April 3, 1998.

                             SCHEDULE 14D-1 AND 13D


---------------------                                ----------------------
CUSIP NO. 03070M 10 0                                  PAGE 3 OF 10 PAGES
---------------------                                ----------------------


---------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         HORIZON ACQUISITION, INC.,
         I.R.S. IDENTIFICATION NUMBER: APPLIED FOR
---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [ ]
                                                                  (B) [ ]
---------------------------------------------------------------------------
3        SEC USE ONLY
---------------------------------------------------------------------------

4        SOURCE OF FUNDS:
         AF
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(E) or 2(F):                              [ ]
---------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         STATE OF DELAWARE
---------------------------------------------------------------------------

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:
         *
---------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES:                                              [ ]
---------------------------------------------------------------------------

9        PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
         5.88%*
---------------------------------------------------------------------------

10       TYPE OF REPORTING PERSON:
         CO
---------------------------------------------------------------------------


---------------
* The footnote on page 2 is incorporated by reference herein.

                             SCHEDULE 14D-1 AND 13D

---------------------                                         ------------------
CUSIP NO. 03070M 10 0                                         PAGE 4 OF 10 PAGES
---------------------                                         ------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by the Purchaser, an indirect wholly-owned subsidiary of Parent, to purchase all outstanding Shares of the Company, at a price of $9.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Ameriwood Industries International Corporation, a Michigan corporation, which has its principal executive offices at 168 Louis Campau Promenade, Suite 400, Grand Rapids, MI 49503.

     (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $1.00 per share, of the Company. The information set forth in the Introduction and Section 1 "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6, "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase are incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser and Parent are set forth in the "Introduction", Section 9, "Certain Information Concerning the Purchaser and Parent" and Schedule I of the Offer to Purchase and are incorporated herein by reference.

                             SCHEDULE 14D-1 AND 13D

---------------------                                        ------------------
CUSIP NO. 03070M 10 0                                        PAGE 5 OF 10 PAGES
---------------------                                        ------------------

     (e) and (f) During the last five years, none of the Purchaser or Parent, and, to the best knowledge of the Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent" and Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction", Section 8, "Certain Information Concerning the Company", Section 9, "Certain Information Concerning the Purchaser and Parent", Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" and Section 12, "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

                             SCHEDULE 14D-1 AND 13D

---------------------                                        ------------------
CUSIP NO. 03070M 10 0                                        PAGE 6 OF 10 PAGES
---------------------                                        ------------------

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10, "Source and Amount of Funds" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction", Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" and Section 12, "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction", Section 9, "Certain Information Concerning the Purchaser and Parent", Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" and Section 12, "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

                             SCHEDULE 14D-1 AND 13D

---------------------                                        ------------------
CUSIP NO. 03070M 10 0                                        PAGE 7 OF 10 PAGES
---------------------                                        ------------------

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," Section 11, "Background of the Offer, Contacts with the Company; the Merger Agreement and Related Agreements," and Section 12, "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c) The information set forth in Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated April 3, 1998.
    (a)(2)  Letter of Transmittal with respect to the Shares.
    (a)(3)  Notice of Guaranteed Delivery with respect to the Shares.
    (a)(4) Letter, dated April 3, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees.
    (a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees to Clients.
    (a)(6)  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
    (a)(7)  Form of Summary Advertisement dated April 3, 1998.
    (a)(8) Press Release jointly issued by Parent and the Company on March 30, 1998.
    (b)(1) Commitment letters regarding financing between Parent and Teachers Insurance Annuity Association and Prudential
            Capital Corp.
    (b)(2)  Term Sheet executed by Parent, Dorel Investment L.P. and
            Royal Bank of Canada regarding unsecured guaranteed revolving credit facility.
    (c)(1) Agreement and Plan of Merger, dated as of March 27, 1998, among Parent, the Purchaser and the Company.
    (c)(2)  Form of Tender and Option Agreement, dated as of March 27,
            1998, among Parent, the Purchaser and certain shareholders of the Company.
    (c)(3) Confidentiality Agreement, dated November 25, 1997, by and between Parent and the Company.

                             SCHEDULE 14D-1 AND 13D

---------------------                                        ------------------
CUSIP NO. 03070M 10 0                                        PAGE 8 OF 10 PAGES
---------------------                                        ------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HORIZON ACQUISITION, INC.

                                          By:     /s/ JEFFREY SCHWARTZ
                                            ------------------------------------
                                            Name:  Jeffrey Schwartz
                                            Title: Vice President, Treasurer and
                                                   Assistant Secretary

Date: April 3, 1998

                             SCHEDULE 14D-1 AND 13D

---------------------                                        ------------------
CUSIP NO. 03070M 10 0                                        PAGE 9 OF 10 PAGES
---------------------                                        ------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DOREL INDUSTRIES INC.

                                          By:     /s/ JEFFREY SCHWARTZ
                                            ------------------------------------
                                            Name:  Jeffrey Schwartz
                                            Title: Vice-President, Finance and
                                                   Secretary

Date: April 3, 1998

                             SCHEDULE 14D-1 AND 13D

---------------------                                       -------------------
CUSIP NO. 03070M 10 0                                       PAGE 10 OF 10 PAGES
---------------------                                       -------------------

                                 EXHIBIT INDEX

EXHIBIT
  NO.                 PAGE IN SEQUENTIAL NUMBERING SYSTEM
-------               -----------------------------------
(a)(1)    Offer to Purchase dated April 3, 1998.......................
(a)(2)    Letter of Transmittal with respect to the Shares............
(a)(3)    Notice of Guaranteed Delivery with respect to the Shares....
(a)(4)    Letter dated April 3, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees....................................................
(a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients...........................
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...............................
(a)(7)    Form of Summary Advertisement Dated April 3, 1998...........
(a)(8)    Press Release jointly issued by Parent and the Company on
          March 30, 1998..............................................
(b)(1)    Commitment letters regarding financing between Parent and
          Teachers Insurance Annuity Association and Prudential
          Capital Corp................................................
(b)(2)    Term Sheet executed by Parent, Dorel Investment L.P. and
          Royal Bank of Canada regarding unsecured guaranteed
          revolving credit facility...................................
(c)(1)    Agreement and Plan of Merger, dated as of March 27, 1998,
          among Parent, the Purchaser and the Company.................
(c)(2)    Form of Tender and Option Agreement, dated as March 27,
          1998, among Parent, the Purchaser and certain shareholders of the Company..............................................
(c)(3)    Confidentiality Agreement, dated November 25, 1997, by and between Parent and the Company..............................